Exhibit 2.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), dated as of June 5, 2007, is entered into between MICA MICROWAVE CORPORATION, a Delaware corporation (the “Company”), and FREDERICK MILLS (the “Executive”).

WITNESSETH:

WHEREAS, the Company desires to enter into this Agreement, pursuant to which the Company will employ the Executive and be assured of his services on the terms and conditions hereinafter set forth; and

WHEREAS, the Executive is willing to accept such employment on such terms and conditions;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the Company and the Executive hereby agree as follows:

1.	Employment, Duties and Acceptance.

a. Employment, Duties. The Company hereby employs the Executive for the Employment Period (as defined in Section 2 below), effective on the date hereof, as the Vice President and General Manager of the Company, a wholly owned subsidiary of Micronetics, Inc., a Delaware corporation (“Micronetics”), subject to the supervision and direction of the President of the Company (the “President”) and the Chief Executive Officer of Micronetics. The Executive shall have such duties, responsibilities and authority as are customarily required of and given to a Vice President and General Manager and such other duties and responsibilities commensurate with such position as the President shall reasonably determine from time to time. Such duties, responsibilities and authority shall include, without limitation, responsibility for the management, operation, strategic direction, financial structure and overall conduct of the business of the Company and its subsidiaries, if any. The Executive shall report directly to the President.

b. Acceptance. The Executive hereby accepts such employment and agrees to render the services described above. During the Employment Period, the Executive agrees to serve the Company faithfully and to the best of the Executive’s ability, to devote all of the Executive’s business time, energy and skill to such employment, and to use the Executive’s best efforts, skill and ability to promote the Company’s interests. Notwithstanding the foregoing, however, nothing in this Agreement shall be construed as preventing the Executive from (i) serving as a Director of other corporations not competing with the Company in a manner that does not adversely affect his duties under this Agreement or (ii) engaging in religious, charitable or other community or nonprofit activities that do not impair his ability to fulfill his duties under this Agreement. The Executive further agrees to accept election, and to serve during all or any part of the Employment Period, as a Director and officer of the Company and of any subsidiary or affiliate of the Company, without any compensation therefor other than that specified in this Agreement, if elected or appointed to any such position by Micronetics or the Board, or of any subsidiary or affiliate, as the case may be.

c. Location. The Executive shall perform his duties primarily at the offices of the Company in Manteca, California, or elsewhere in the San Francisco, California area, as the Board may determine, subject to reasonable travel requirements outside of this area on behalf of the Company.

2.	Employment Period.

The term of this Agreement shall commence effective as of the date of this Agreement (the “Commencement Date”) and shall terminate upon the expiration of two (2) years following the Commencement Date, or upon such earlier date as the employment of the Executive hereunder shall be terminated in accordance with the provisions of this Agreement. The period between the Commencement Date and the date of termination of the Executive’s employment hereunder is hereinafter referred to as the “Employment Period”.

3.	Compensation; Benefits.

a. Base Salary. The Company shall pay to the Executive for all services to be performed hereunder and performance of all of his obligations hereunder, including the Executive’s compliance with the covenants contained herein, an annual base salary (as adjusted from time to time, the “Base Salary”) of $200,000 for the first full year of the Employment Period, and $175,000 for each of the second and third full year of Employment, payable in accordance with the Company’s normal salary payment schedule, as the same may be amended from time to time. Except as specifically provided herein, the Base Salary shall be the Executive’s total base compensation and is inclusive of compensation received or receivable by the Executive in respect of any other office or employment in, or service to, the Company. Except as set forth in this Section 3(a) the Base Salary may be increased but not decreased at any time by the Board in its sole discretion.

b.	Bonus.

(i)	In addition to the Base Salary described in Section 3(a) above, the Company shall pay to the Executive, in cash, a Bonus (the “Bonus”) in respect of each Bonus Determination Period (as hereinafter defined) during the Employment Period (subject, in the event of the termination of his employment, to the provisions of Section 4(d) hereof) in an amount equal to the excess of (A) six percent (6%) of the Income Before Taxes of the Company (as hereinafter defined) over (B) $1,000,000, for each Bonus Determination Period (such $1,000,000 amount to be prorated with respect to any Bonus Determination Period of less than a full year based upon the number of days of employment hereunder during the Bonus Year (as hereinafter defined).

(ii)	For purposes of this Agreement, the term “Bonus Determination Period” shall mean (A) either (1) the fiscal year of the Company during the Employment Period, commencing on April 1, 2008 and ending on March 31, 2009 (the “Bonus Year”) (it being agreed that no Bonus shall be payable to the Executive in respect of the fiscal year beginning on April 1, 2007 and ending on March 31, 2008); or (2) any period of less than a full fiscal year during the Bonus Year which period shall commence on the first day of the Bonus Year and end on the last day of the calendar month immediately preceding the calendar month in which the date of termination of the Executive’s employment shall fall (the “Stub Period”), in respect to which period the Executive shall be entitled to receive a Bonus pursuant to the provisions of Section 4(d)(iv)(C) of this Agreement following the termination of the Executive’s employment without cause, and (B) provided that the date of termination of the Executive’s employment falls within the Bonus Year or within two calendar months thereafter, but not otherwise: the period of six months ending on the last day of the calendar month immediately preceding the calendar month in which the date of termination of the Executive’s employment shall fall (the “Additional Stub Period”) in respect to which the Executive shall be entitled to receive an additional Bonus pursuant to the provisions of Section 4(d)(iv)(D) of this Agreement following the termination of the Executive’s employment without cause.

(iii)	For purposes of this Agreement, the term “Income Before Taxes of the Company” for the Bonus Year shall be the “income before provision for income taxes” of the Company determined in accordance with accounting principles generally accepted in the United States applied on a basis consistent with the manner in which such principles have theretofore been applied (commencing with the audited financial statements of the Company for the Company’s previous fiscal year ended October 31, 2006) adjusted to eliminate the effect of (A) gains and losses on acquisitions and dispositions of assets outside the ordinary course of business; (B) extraordinary items of income, gain, loss or expense (as so characterized by generally accepted accounting principles applied on a consistent basis); (C) intangible amortization or interest expense related to any financing incurred in connection with the acquisition of the Company; and (D) the accrual of any Bonus under this Agreement in respect of the Bonus Determination Period in question. For any Bonus Determination Period of less than a full fiscal year, the “Income Before Taxes of the Company” for such period shall be the “income before provision for income taxes” of the Company for such Bonus Determination Period, as so adjusted, determined upon the same basis and in the same manner as the determination of such amount for the full Bonus Year. The calculation of the Income Before Taxes of the Company shall include, among other charges and expenses, appropriate deductions for stock compensation and for interest expense recorded as the result of working capital borrowings.

(iv)	The determination of the Bonus for any Bonus Determination Period shall be made by the Chief Financial Officer of Micronetics (the “CFO”) and approved by the Compensation Committee of the Board of Directors of Micronetics (the “Compensation Committee”) as soon as may be practicable after the end of the applicable Bonus Determination Period but no later than ninety (90) days after the end of the Bonus Year, and no later than 45 days after the end of each of the other Bonus Determination Periods set forth in Sections 3(b)(ii)(A)(2) and 3(b)(ii)(B) above. Upon the approval of the applicable Bonus by the Compensation Committee, the CFO shall deliver a copy of such determination to the Executive and, absent manifest error, such determination shall be final and binding on the parties. The Bonus shall be payable by the Company in full within fifteen (15) days after a copy of the determination of the amount thereof has been delivered to the Executive.

c. Vacation. The Executive shall be entitled to three (3) weeks paid vacation during each fiscal year of the Company to be taken at such time or times as the Executive may reasonably determine, consistent with the needs of the Company. Any vacation time not taken during any fiscal year of the Company shall be forfeited and shall not be carried forward into the following fiscal year.

d. Fringe Benefits. During the Employment Period, the Executive shall be entitled to all benefits for which the Executive shall be eligible under any qualified pension plan, 401(k) plan, sick leave, group medical insurance or other so-called “fringe” benefit plans which Micronetics provides to its employees (including employees of its subsidiaries) generally, together with executive benefits for the Executive, as from time to time in effect for officers of the Company generally, subject in all respects to the terms, conditions and qualifications of such plans.

e. Options. The Executive shall be eligible to be awarded stock options, restricted stock and other equity and cash incentive awards under Company plans and other arrangements or agreements as shall be approved from time to time by the Board of Micronetics.

f. Reimbursement of Business Expenses. During the Employment Period, upon submission of proper invoices, receipts or other supporting documentation satisfactory to the Company, the Executive shall be reimbursed by the Company for all reasonable business expenses actually and necessarily incurred by the Executive on behalf of the Company in connection with the performance of services under this Agreement.

4.	Employment Termination. The Executive’s employment shall terminate upon the following terms and conditions:

a. Death or Permanent Disability. If the Executive dies or becomes permanently disabled, the Executive’s employment shall terminate effective at the end of the calendar month during which his death occurs or when his disability is deemed to have become permanent. If the Executive is unable to substantially perform all of his normal duties for the Company in the usual and customary fashion because of illness or incapacity (whether physical or mental) for 90 or more days (whether or not consecutive) out of any 365 consecutive days, his disability shall be deemed to have become permanent.

b. Cause. If a majority of the members of the Board then in office votes to terminate the Executive’s employment for Cause, the Executive’s employment shall terminate and the Executive shall be removed from office effective on the date specified in the resolutions adopted by the Board to effect the termination of the Executive’s employment for Cause. For purposes of this Agreement, termination of the Executive’s employment shall be deemed for Cause only if such termination is the direct result of:

(i)	the Executive’s misappropriation of the Company’s funds or property, or the funds or property of Micronetics or any other affiliate of Micronetics, or fraud on the part of the Executive;

(ii)	the Executive’s conviction of, or plea of guilty or no contest to, any felony under the laws of the United States or any State or political subdivision thereof;

(iii)	a material breach of this Agreement by the Executive, provided that the Executive has first been given written notice describing such breach in reasonable detail, and within thirty (30) days he has not remedied the same;

(iv)	The Executive uses illegal drugs or chronically abuses legal drugs or alcohol or conducts business under the undue influence of drugs or alcohol or his abuse of drugs or alcohol adversely affects his ability to perform his duties, which the Executive shall not have cured after reasonable notice and a reasonable opportunity to cure;

(v)	The Executive’s engaging in an act of sexual harassment or discrimination prohibited by the laws of the United States or a state in which the Company’s offices are located or in which the Company conducts business, or any other conduct taken or omitted in bad faith which is significantly detrimental to the Company;

(vi)	any determination by the Securities and Exchange Commission, or any other regulatory agency or court, that the Executive has committed a violation of federal or state securities laws or regulations thereunder, or of the Sarbanes Oxley Act or regulations thereunder.

(vi)	any other action or omission constituting gross negligence or willful misconduct by the Executive, in the performance of his duties hereunder.

c. Employment Termination Without Cause; Voluntary Resignation. The Company may terminate the Executive’s employment under this Agreement without Cause at any time during the Employment Period by ten (10) days’ advance written notice to the Executive. The Executive may terminate the Executive’s employment under this Agreement voluntarily at any time during the Employment Period by sixty (60) days’ advance written notice to the Board.

d. Employment Termination Payments, Etc. In the event that the Executive’s employment terminates under the circumstances described herein, the Executive shall be entitled to receive, subject to applicable withholding taxes, the following amounts:

(i)	Upon a termination of employment due to the Executive’s death pursuant to Section 4(a) hereof, the Executive’s estate or representative, as applicable, shall be entitled to payment of an amount equal to the sum of (A) any Base Salary through the end of the month in which the Executive’s death shall occur plus a lump sum equal to the Executive’s Base Salary for a period of nine (9) months; (B) any earned Bonus for the completed Bonus Year that theretofore had not been paid; and (C) any other compensation (other than a Bonus) earned through the date of termination but not yet paid or delivered to the Executive (“Accrued Obligations”). Subject to the provisions of Section 4(d)(vi) hereof, payment of the Base Salary through the end of the month in which the Executive’s death shall occur as provided in clause(A) of this Section 4(d)(i) shall be payable in accordance with Section 3(a) hereof, and payment of the lump sum amount provided to be paid in such clause (A) shall be made within thirty (30) days of the date of termination; payment of the amounts provided to be paid to the Executive in clause (B) of this Section 4(d)(i) shall be made within the periods set forth in Section 3(b)(iv) hereof; and payment of the amounts provided to be paid in clause (C) of this Section 4(d)(i) shall be paid or made within thirty (30) days of the date of termination. Additionally, the Executive’s estate shall be entitled to such other benefits as are provided pursuant to Section 3(d) hereof for a period ending upon the last day of the month in which the Executive’s death shall occur.

(ii)

Upon a termination of employment due to the Executive’s permanent disability pursuant to Section 4(a) hereof, the Executive shall be entitled to payment of an amount equal to the sum of (A) a lump sum equal to the Executive’s Base Salary for a period of three (3) months (less any amounts of disability income which shall be paid or which shall be payable to the Executive within such three (3) months period pursuant to any disability insurance policy maintained by the Company); (B) any earned Bonus for the completed Bonus Year that theretofore had not been paid; and (C) any other Accrued Obligations. Subject to the provisions of Section 4(d)(vi) hereof, payment of the amounts provided to be paid to the Executive in clauses (A) and (C) of this Section 4(d)(ii) shall be payable within thirty (30) days following the date of termination, and payment of the amounts provided to be paid to the Executive in clause (B) of this Section 4(d)(ii) shall be payable in accordance with Section 3(b)(iv) hereof. Additionally, the Executive shall be entitled to such other benefits as are provided pursuant to Sections 3(d) hereof for a period of three (3) months from the date of termination.

(iii)	Upon a termination of employment by the Company for Cause pursuant to Section 4(b) hereof, the Executive shall receive only the Base Salary through the date of such termination, payable in accordance with Section 3(a) hereof, and no more. The Executive shall not be entitled to be paid any Bonus with respect to any Bonus Determination Period as to which the Executive shall not have been paid a Bonus prior to the date of such termination.

(iv)	Upon a termination of employment by the Company without Cause, the Executive shall be entitled to payment of an amount equal to the sum of (A) a lump sum equal to the Executive’s Base Salary for a period of nine (9) months; (B) either (1) any earned Bonus for the completed Bonus Year that theretofore had not been paid, or (2) if the Bonus Year had not been completed, any earned Bonus for the Stub Period; (C) any earned Bonus for the Additional Stub Period, provided that the date of the termination of the Executive’s employment shall fall within the Bonus Year or the period of two calendar months thereafter, but not otherwise; and (D) any other Accrued Obligations. Subject to the provisions of Section 4(d)(vi) hereof, payment of the amounts provided to be paid to the Executive in clauses (A) and (D) of this Section 4(d)(iv) shall be made within thirty (30) days of the date of termination, and payment of the amounts provided to be paid to the Executive in clauses (B) and (C) of this Section 4(d)(iv) shall be made within the periods set forth in Section 3(b)(iv) hereof. Additionally, the Executive shall be entitled to such other benefits as are provided pursuant to Sections 3(d) hereof for a period of nine (9) months from the date of termination; provided, however, that the Company shall not be required to continue the Executive’s group medical benefits for any period during which the Executive is receiving substantially similar benefits from any subsequent employer at no cost to the Executive.

(v)	Upon a voluntary termination of employment by the Executive for any reason, the Executive shall only receive the Base Salary through the date of such termination, payable in accordance with Section 3(a) hereof, and no more. The Executive shall not be entitled to be paid any Bonus with respect to any Bonus Determination Period as to which the Executive shall not have been paid a Bonus prior to the date of such termination.

(vi)

Notwithstanding the foregoing provisions of this Section 4(d), if any amount provided to be paid to the Executive pursuant to the foregoing provisions of this Section 4(d) will be “nonqualified deferred compensation” subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, the payment of such amount shall be made not earlier than the first to occur of (a) the expiration of six months and one day following the date of termination, or (b) the death of the Executive following the date of termination, nor later than fifteen days following the first to occur of either of such events. Any such payments which shall be deferred pursuant to the provisions of the preceding sentence shall bear interest at an annual rate equal to the prime rate as set forth in the Eastern edition of the Wall Street Journal on the date of termination, from the date of termination to the date of payment.

e. No Mitigation; Offset. In the event of any termination of employment by the Company without Cause, the Executive shall be under no obligation to seek other employment.

5.	Protection of Confidential Information

a. Confidentiality. In view of the fact that the Executive’s work for the Company will bring the Executive into close contact with confidential affairs, information and plans for future developments of Micronetics, the Company and other affiliates of Micronetics (the “Micronetics Companies”) not readily available to the public, as well as access to certain trade secrets pertaining to the business of the Micronetics Companies, all of which the Executive acknowledges are proprietary to and the exclusive property of the Micronetics Companies, the Executive agrees:

(i)	To keep and retain in the strictest confidence all confidential matters of the Micronetics Companies, including, without limitation, “know how”, trade secrets, unpatented inventions, technology, software, test results, policies, operational methods, technical processes, formulae, inventions, research projects, evaluations, reports, business plans, marketing plans, financial information, customer and supplier lists, the lists and identities of employees of and consultants to the Micronetics Companies and other business affairs of the Micronetics Companies learned by the Executive including, but not limited to any confidential information concerning any of the financial arrangements, financial positions, competitive status, customer or suppliers matters, internal organizational matters, technical capabilities, or other business affairs of or relating to the Micronetics Companies (collectively, “Confidential Information”) known to or learned by the Executive hereafter and, except to the minimum extent required by law or legal process, and not to disclose or use such Confidential Information to or for the benefit of anyone other than the executives, consultants and representatives of the Micronetics Companies on a “need to know” basis, either during or after termination of the Executive’s employment with the Company, for any reason, except in the course of performing the Executive’s duties hereunder or with the Company’s express written consent; and

(ii)	To deliver promptly to the Company on termination of the Executive’s employment, or at any time the Company may so request, all memoranda, notes, records, reports, manuals, drawings, blueprints and other documents, and all copies thereof, including computer programs, discs, software, firmware, etc., relating to the Company’s business, operations and financial condition, and all property associated therewith, which the Executive may then possess or have under the Executive’s control.

b. Remedies. If the Executive commits a breach, or threatens to commit a breach, of any of the provisions of Section 5(a) hereof, the Company shall have the following rights and remedies:

(i)	The Executive understands and agrees that the Micronetics Companies shall suffer irreparable harm in the event that the Executive breaches any of the Executive’s obligations under Section 5(a) of this Agreement and that monetary damages shall be inadequate to compensate the Micronetics Companies, or any of them, for such breach. Accordingly, the Executive agrees that, in the event of a breach or threatened breach by the Executive of any of the provisions of this Agreement, any of the Micronetics Companies shall be entitled to a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or restrain any such breach by the Executive.

(ii)	The Micronetics Companies, and any of them, shall be entitled to seek all other monetary damages to which it is entitled under the law in connection with any transactions constituting a breach of any of the provisions of Section 5(a). Each of the rights and remedies enumerated above shall be independent of the other, and shall be severally enforceable, and all of such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Micronetics Companies, or any of them, under law or in equity.

(iii)	In the event that any action, suit or other proceeding in law or in equity is brought to enforce the covenants contained in Sections 5(a) or to obtain money damages for the breach thereof, and such action results in the award of a judgment for money damages or in the granting of any injunction in favor of the Company, all expenses (including reasonable attorneys’ fees) of the Micronetics Companies, or any of them, in such action, suit or other proceeding shall (on demand of the Micronetics Companies, or any of them) be paid by the Executive.

c. Representation of Executive. The Executive represents and warrants that he is not party to, or bound by, any agreement or commitment, or subject to any restriction, including, but not limited to agreements related to previous employment containing confidentiality or non-compete covenants, which in the future may have a possibility of adversely affecting the business of the Company or its subsidiaries or affiliates or the performance by the Executive of his duties under this Agreement.

6.	Inventions and Patents.

a. Covered Inventions. The Executive agrees that all processes, technologies and inventions, including new contributions, improvements, ideas and discoveries, of any type nature, description or purpose, the extent that same relate to the Business, whether patentable or not, conceived, developed, invented or made or improved by him prior to or during the Employment Period, (collectively, “Covered Inventions”), whether during or outside normal business hours, whether or not on the Company’s premises, whether or not requested or financed by the Company, shall immediately be communicated by the Executive to the Company and shall belong to the Company. The Executive does hereby assign all Covered Inventions, including all goodwill associated therewith, to the Company. The Executive shall further (a) promptly disclose such Covered Inventions to the Company; (b) assign to the Company, without additional compensation, all patent and other rights to such Covered Inventions for the United States and foreign countries; and (c) sign all papers necessary to carry out the foregoing. If any Covered Invention is described in a patent application or is disclosed to third parties, directly or indirectly, by the Executive within one (1) year after the termination of the Executive’s engagement, it is to be presumed that the Invention was conceived or made during the Employment Period.

b. Execution of Documents. The Executive shall at any time, whether during or after the term of this Agreement, at the request of the Company, execute all documents and do all acts and things as the Company may reasonably request, at the Company’s sole expense, in connection with the obtaining of Patents in the United States of America or elsewhere for Covered Inventions on behalf of the Company.

7.       Intellectual Property. The Company shall be the sole owner of all the products and proceeds of the Executive’s services hereunder, including, but not limited to, all inventions, materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Executive may acquire, obtain, develop or create during the Employment Period related to the Business, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever. The Executive does hereby assign all such properties described in the preceding sentence, including all goodwill associated therewith, to the Company. The Executive shall, at the request of the Company, execute such confirmatory assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title or interest in or to any such properties.

8.	General.

a. Notices. All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by facsimile transmission with confirmation, overnight courier or mailed first class, postage prepaid, by registered or certified mail (notices mailed shall be deemed to have been given on the date mailed), as follows (or to such other address as either party shall designate by notice in writing to the other in accordance herewith):

If to the Company, to:	If to the Executive, to:

MICA Microwave Corporation	Frederick Mills
c/o Chief Financial Officer	3513 Gleneagle Drive
Micronetics, Inc.	Stockton, CA 95219
28 Hampshire Drive	Tel: 209-475-1687
Hudson, NH 03051	Fax: 209-475-1644

Tel: 603-883-2900

Fax: 603-882-8487

With a copy to:	With a copy to:

Lea B. Pendleton, Esq.	Gregory D. McDonald, Esq.
Morse, Barnes-Brown & Pendleton, P.C.	12 South First Street
Reservoir Place	San Jose, CA 95113
1601 Trapelo Road	Tel: 408-971-6666
Waltham, MA 02451	Fax: 408-971-6686

Tel: 781-622-5930

Fax: 781-622-5933

b. Governing Law; Arbitration. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California applicable to agreements made and to be performed entirely in California. If a dispute arises between the parties respecting the terms of this Agreement or the Executive’s employment with the Company, including, without limitation, any dispute with respect to the validity of this Agreement or of this arbitration clause (but excluding any dispute with respect to Confidential Information referenced in Section 5, which shall be resolved pursuant to the terms of such Section), such dispute shall be finally resolved by binding arbitration as follows. Either party may require that the dispute be submitted to binding arbitration, and in such event the dispute shall be settled by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. If a matter is submitted to arbitration, each of the parties shall choose one arbitrator. The arbitrators selected by the two parties shall choose a third arbitrator who shall act as chairman and shall be an attorney and member of the panel of the American Arbitration Association. Each party shall agree to a speedy hearing upon the matter in dispute and the judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The place of arbitration shall be San Francisco, California.

c. Headings. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

d. Entire Agreement. This Agreement may be executed by facsimile signatures in one or more counterparts, each of which shall be deemed an original. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

e. Assignment; Binding Agreement. This Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive. The Company may assign its rights, together with its obligations, hereunder to a third party which shall acquire or succeed to substantially all of the business and assets of the Company. This Agreement shall be binding on the parties hereto and their respective heirs, executors, administrators, successors and assigns.

f. Amendment. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

g. Survival. The provisions of this Agreement shall survive the termination of the Executive’s employment hereunder and shall remain in force and effect until all obligations of the parties hereto to one another shall be carried out as contemplated herein.

h. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first above written.

MICA MICROWAVE CORPORATION

By:	/s/ David Robbins
Name:	David Robbins
Title:	President

THE EXECUTIVE:

/s/ Frederick Mills
Frederick Mills